Exhibit 99.1

PRESS RELEASE

March 27, 2019

KG-OSN-2009/3 Oil Discovery, Krishna-Godavari Basin, India

Vedanta Limited has notified the Management Committee, Directorate General of Hydrocarbons and Ministry of Petroleum and Natural Gas of an Oil Discovery in the second exploratory well H2, located in the block KG-OSN-2009/3, Krishna-Godavari Basin, East Coast of India. Vedanta Limited holds 100% participating interest in the block.

Multiple reservoir zones were encountered in the well H2 within the Mesozoic sequence between the depths of 3310m to 4026m with hydrocarbon indications during drilling and down hole logging. The zone from 3403m to 3431m was tested through conventional well testing (Drill Stem Test) and flowed oil to surface. Further appraisal will be required to establish the size and commerciality of the oil discovery in the Mesozoic sequence.

The first exploration well A3-2 drilled in the block was a gas discovery. Evaluations are ongoing based on the results of the first well A3-2 and the second well H2 to finalise the forward programme.